:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-52734

CUSIP NUMBER None

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NGA HoldCo, LLC
Full Name of Registrant

Not Applicable
Former Name if Applicable

22 Waterway Avenue, Suite 150
Address of Principal Executive Office (Street and Number)

The Woodlands, TX 77380
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

A request has been made to the Commission’s Division of Corporation Finance, Office of the Chief Accountant, to determine whether the filing will require separate audited financial statements of Eldorado Resorts, LLC (“Resorts”) and Circus and Eldorado Joint Venture (d/b/a/ “Silver Legacy Resorts Casino”) (“Silver Legacy”) under Rule 3-09 of Regulation S-X. Resorts and Silver Legacy do not produce daily financial statements that are Regulation S-X compliant. Accordingly, the preparation of audited financial statements of Resorts and Silver Legacy for the 17-day period from December 14, 2007 through December 31, 2007 cannot be done without unreasonable effort or expense and, until the question whether these financial statements must be in the filing is resolved, the registrant cannot file a Form 10-KSB with the certifications required by Rule 13a-14(a) under the Exchange Act and 18 U.S.C 1350.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger May	713	559-7403
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given that the prior year only comprised five months of operations for the registrant compared to twelve months in 2007, the net income increased from approximately $1.4 million in fiscal 2006 to approximately $3.7 million in fiscal 2007.

NGA HoldCo, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2008	By:	/s/ Thomas R. Reeg
Thomas R. Reeg, Operating Manager

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

Exhibit A

April 1, 2008

NGA HoldCo

21 Waterway Avenue, Suite150

The Woodlands, TX 77380

Attention: Tom Reeg, Operating Manager

Mr. Reeg,

This is to confirm that Eldorado Resorts LLC (“Resort”) does not produce daily financial statements that are Regulation S-X compliant. Accordingly, the preparation of audited financial statements of Resorts for the seventeen day period from December 14, 2007 through December 31, 2007 cannot be done without unreasonable effort or expense.

Sincerely,

/s/ Robert M. Jones
Chief Financial Officer
Eldorado Resorts, LLC

Exhibit B

April 1, 2008

NGA HoldCo

21 Waterway Avenue, Suite150

The Woodlands, TX 77380

Attention: Tom Reeg, Operating Manager

Mr. Reeg,

This is to confirm that Circus and Eldorado Joint Venture (“Silver Legacy”) does not produce daily financial statements that are Regulation S-X compliant. Accordingly, the preparation of audited financial statements of Silver Legacy for the seventeen day period from December 14, 2007 through December 31, 2007 cannot be done without unreasonable effort or expense.

Sincerely,

/s/ Stephaine Lepori
Chief Financial Officer
Circus and Eldorado Joint Venture